FOR IMMEDIATE RELEASE
                                                                          97-010
                                                   For more information contact:
                                          Robert Hersh, Network Peripherals Inc.
                                               (408) 321-7300 or rhersh@npix.com


                            Network Peripherals Inc.
                         Acquires NetVision Corporation

               Makes Technology Investment in Gigabit Ethernet and
                   Very High Bandwidth Switching Technologies

MILPITAS, Calif. -- (BusinessWire) -- April 30, 1997 -- Network Peripherals Inc.(NPI), (NASDAQ:NPIX) today announced that it has completed the transaction to acquire NetVision Corporation, a privately-held company based on Long Island, New York, which is developing very high bandwidth LAN switching and Gigabit Ethernet technologies. The transaction will be accounted for as a purchase with an estimated total cost of approximately $6 million, including payments to NetVision stockholders, the assumption of certain liabilities and transaction expenses. Network Peripherals expects to allocate the majority of the acquisition cost to in-process research and development, which will result in a one-time charge to earnings in the quarter ending June 30, 1997.

NetVision was founded in 1993 by Robert Zecha and William Mahany to develop high performance multilayer switching products incorporating support for Ethernet, Fast Ethernet and Gigabit Ethernet. Its competitive strength lies in its unique, very high bandwidth switching (VHBS) architecture, its experience in Gigabit Ethernet technology development and its strong application specific integrated circuit (ASIC) development capabilities. The company has assembled a team of technologists which together have designed over 25 ASICs and brought to market a number of LAN products incorporating multiple high speed protocols and networking switching designs including Ethernet, Fast Ethernet, FDDI, ATM and Token Ring protocols in high speed architectures.

"We are impressed by NetVision's expertise in cost-effective, very high bandwidth Layer 2 and Layer 3 switch architectures," said Pauline Lo Alker, Network Peripherals' president and chief executive officer. "The acquisition of NetVision is another critical step in our on-going strategy to position our company as a world-class Ethernet switching technology powerhouse. We believe NetVision's experience in very high bandwidth ASIC-based switching and Gigabit Ethernet technologies will enable us to widen our product portfolio to include high bandwidth, high density, low cost systems with differentiating switching functionality," Alker said.

NetVision Corporation and its employees, headed by Robert Zecha, NetVision's founder and president, will become part of Network Peripherals' advanced technology development group in New York, reporting to Oliver Szu, NPI's chief technology officer.

"We believe this acquisition brings to us a competitive multilayer switching technology for IP traffic and a very high speed backplane architecture to support Gigabit performance for bandwidth-hungry applications such as video, multimedia, Intranet/Internet access and workgroup CAD applications," Szu added. "With the addition of this set of new technologies and capabilities to complement our existing Fast Ethernet and FDDI workgroup switching line, we believe we will be able to provide our customers, VARs and OEM partners with a very complete and competitive set of high performance, low cost multilayer switching solutions that are designed to handle IP switching from workgroup desktops to departmental backbones."

Statements in this release are forward-looking and have been made in reliance upon the provisions of the Private Securities Litigation Reform Act of 1995. The future events described in such statements involve risks and uncertainties, including: pricing actions and new product introductions by NPI and/or its competitors; the development and commercialization of new technologies; the successful integration of NPI and NetVision technologies and engineering staff; the ability of NPI to recruit and retain technical and other staff; and other factors.

About Network Peripherals
Network Peripherals Inc. designs, manufactures and markets high-performance networking solutions for growing workgroups. These products are designed to enhance the bandwidth and performance of client/server networks, embrace all popular high-speed technologies and preserve the end-user's current Ethernet investments. With the introduction of the NuSwitch line, Network Peripherals now offers more choices in stackable, workgroup switching hubs than any other vendor. In addition, all NPI products are backed by Network Peripherals' unparalleled NuCare support and service policy, and are thus designed to provide the lowest cost of ownership of any workgroup networking solution. Network Peripherals maintains corporate headquarters, R&D, engineering and manufacturing in Milpitas, California with additional R&D, engineering and manufacturing facilities in Taipei, Taiwan, and regional offices throughout the world.

                                       ###

Network Peripherals and the Network Peripherals logo are registered trademarks of Network Peripherals Inc. NuSwitch, NuCard, NuCare, NuHub and NuCleus are trademarks of Network Peripherals Inc. All other trademarks are owned by their respective holders.